EXHIBIT 99.1

Pan American Silver to Release 2007 Year End Results and Host a Webcast Conference Call

VANCOUVER, B.C., Feb. 11, 2008 (PRIME NEWSWIRE) -- Pan American Silver Corp. (Nasdaq:PAAS) (TSX:PAA) today announced it will release its 2007 Unaudited Year End Results on Thursday, February 21, 2008 at 3 a.m. PT (6:00 a.m. ET), followed by a Conference Call and Live Audio Webcast at 8 a.m. PT (11 a.m. ET).

The event will be hosted by Geoff Burns, President and Chief Executive Officer; Rob Doyle, Chief Financial Officer; Andrew Pooler, Sr. VP Mining Operations; Michael Steinmann, Sr. VP Geology and Exploration and Steven Busby, Sr. VP Project Development.

Full results will be made available on the Company's website on February 21 at www.panamericansilver.com and filed to SEDAR.

   Conference Call and Webcast Information

   Dial-In Numbers
           North America toll-free:  1 -800-762-9439
           International toll:       1 -480-629-9041

   Audio Webcast
      A live audio webcast can be accessed at:
      http://www.vcall.com/IC/CEPage.asp?ID=126040

   Playback
           North America toll-free:  1 -800-406-7325
           International toll:       1 -303-590-3030
           Replay passcode           3844191
           Playback available for one week following the call

About Pan American Silver

Pan American Silver's mission is to be the world's largest and lowest cost primary silver mining company by increasing its silver production, silver reserves and the cost efficiency of its operations. The Company has seven operating silver mines in Mexico, Peru and Bolivia. An eighth mine in Argentina is scheduled to commence operations in 2008.

The Pan American Silver Corp. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3233

CONTACT: Pan American Silver Corp.
         Rob Doyle, Chief Financial Officer
         604-684-1175
         info@panamericansilver.com